March 3, 2026

Chad A. Teply
Principal Executive Officer
Transcontinental Gas Pipe Line Company, LLC
2800 Post Oak Boulevard
Houston, TX 77056

       Re: Transcontinental Gas Pipe Line Company, LLC
           Registration Statement on Form S-4
           Filed February 24, 2026
           File No. 333-293691
Dear Chad A. Teply:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Robyn Zolman